Exhibit 99.1

English translation prepared for the convenience of English-speaking readers

The original version alone is binding

PERNOD RICARD

A French Société Anonyme with a share capital of 290 383 913 €.
Registered office: 12, place des Etats-Unis, 75116 Paris
Paris Trade & Companies Registry No.: 582 041 943 RCS Paris

Notice of Shareholders’ Meeting

The shareholders are hereby informed that they shall be convened in the near future to a Combined Annual Ordinary and Extraordinary Shareholders’ Meeting to be held on Thursday, November 10, 2005, at 10.45 a.m., at the Carrousel du Louvre, 99, rue de Rivoli, 75001 Paris, in order to deliberate on the following agenda:

Agenda

Items on the Agenda presented to the Ordinary General Meeting:

1°)                         Approval of the corporate financial statements for the financial year ended June 30, 2005;

2°)                         Approval of the consolidated financial statements for the financial year ended June 30, 2005;

3°)                         Allocation of the results for the financial year ended June 30, 2005 and distribution of dividends;

4°)                         Transfer of amounts entered in the “Long-term capital gains special reserve”;

5°)                         Approval of related-party agreements;

6°)                         Non-renewal of Mr. Jean-Claude Beton’s term of office as Director;

7°)                         Renewal of Mrs. Danièle Ricard’s term of office as Director;

8°)                         Renewal of Mr. Gérard Théry’s term of office as Director;

9°)                         Setting the directors’ fees allocated to the Board of Directors;

10°)                   Renewal of the term of office of a Statutory Auditor;

11°)                   Non-renewal of the term of office of a Statutory Auditor;

12°)                   Renewal of the term of office of a substitute Statutory Auditor;

13°)                   Authorisation to be granted to the Board of Directors to purchase, retain or transfer the Company’s shares;

Items on the Agenda presented to the Extraordinary General Meeting:

14°)      Amendment of articles 15, 23 and 34 of the by-laws to allow the Board of Directors to issue bonds without the General Meeting’s consent;

15°)      Amendment of article 21 of the by-laws to allow the use of new telecommunications methods to hold Board of Directors’ meetings;

16°)      Updating of the by-laws in order to comply with the new applicable regulations;

17°)      Authorisation granted to the Board of Directors to reduce the share capital by cancelling shares re-purchased previously;

18°)      Delegation of authority to the Board of Directors to issue ordinary shares of the Company and securities giving access to the Company’s share capital, with shareholders’ preferential subscription right maintained;

19°)      Delegation of authority to the Board of Directors to issue ordinary shares of the Company and securities giving access to the Company’s share capital, with shareholders’ preferential subscription right cancelled, with the possibility to grant a priority period;

20°)      Authorisation granted to the Board of Directors to increase the number of securities to be issued in the event of a share capital increase, with or without cancellation of the shareholders’ preferential subscription right;

21°)      Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the share capital for up to 10% of the Company’s share capital in consideration for contributions in kind granted to the Company in the form of equity securities or securities giving access to the share capital;

22°)      Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer launched by the Company;

23°)      Delegation of authority to the Board of Directors to issue debt instruments that grant entitlement to the allocation of debt securities;

24°)      Delegation of authority to the Board of Directors to increase the Company’s share capital by incorporation of reserves, profit, premium or other amounts that can be incorporated in the capital pursuant to French law;

25°)      Authorisation granted to the Board of Directors to proceed with free allocations of the Company’s ordinary shares;

26°)      Authorisation granted to the Board of Directors to proceed with capital increases reserved for the members of a company savings plan;

27°)      Approval of the merger of SIFA;

28°)      Capital decrease not due to losses and merger premium;

29°)      Powers to carry out the necessary legal formalities.

Draft resolutions

Resolutions presented to the Ordinary General Meeting

First resolution (Approval of the corporate financial statements for the financial year ended June 30, 2005) – Having reviewed the report of the Board of Directors and the reports of the Statutory Auditors in respect of the financial year ended June 30, 2005, and after presentation of the income statement, balance sheet and related notes for the said financial year, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the income statement, balance sheet, notes to the financial statements and all transactions recorded therein, as presented to it.

Second resolution (Approval of the consolidated financial statements for the financial year ended June 30, 2005) – Having reviewed the report of the Board of Directors and the reports of the Statutory Auditors in respect of the financial year ended June 30, 2005, and after presentation of the consolidated income statement, consolidated balance sheet and related notes for the said financial year, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the consolidated income statement, consolidated balance sheet, notes to the consolidated financial statements and all transactions recorded therein, as presented to it.

Third resolution (Allocation of the results for the financial year ended 30 June 2005 and distribution of dividends) – Having reviewed the report of the Board of Directors and the report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings:

•                          acknowledges that the profit for the financial year ended 30 June 2005 amounts to 177,706,014.20 euros;

•                          acknowledges that retained earnings amount to 425,816,970.86 euros;

•                          acknowledges that distributable earnings for the financial year amount to 603,522,985.06 euros; and

•                          resolves to allocate the total amount as follows:

(i)	to the payment of dividends	245,841,256.70 €
(ii)	to retained earnings	357,681,728.36 €

An initial interim dividend of 0.98 euros per share was paid on 11 January 2005 and a second interim dividend of 1.16 euros was paid on 7 June 2005. The balance of 1.08 euros per share will be distributed on 17 November 2005.

As the tax credit was abolished with effect as from 1 January 2005, the dividends will not qualify for any tax credit.

The amount of income distributed as mentioned above will allow French tax-resident natural persons the 50% tax credit mentioned in sub-paragraph 2° of section 3° of Article 158 of the French Tax Code.

The General Meeting resolves that, in accordance with the provisions of Article L. 225-210 of the French Commercial Code, dividends accruing to the shares held by the Company at the time of payment will be allocated to “Retained earnings”.

It is reminded that the dividends distributed over the last three financial years were as follows:

Financial Year	Number of shares	Net dividend	Tax credit (1)	Total dividend
2001	56,386,660	1.80 euros	0.90 euros	2.70 euros
2002	70,484,081	1.80 euros	0.90 euros	2.70 euros
2003	70,484,081	1.96 euros	0.98 euros	2.94 euros

(1) The tax credit has been calculated at the single rate of 50% for the above schedule purposes.

Fourth resolution (Transfer of amounts entered in the “Long-term capital gains special reserve”) – Having reviewed the report of the Board of Directors, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves as follows in accordance with Article 39 IV of the French Amended Finance Act for 2004 (Act no. 2004-1485 of 30 December 2004):

•                               to transfer the sum of 200,000,000 euros from the “Long-term capital gains special reserve” to the “Other reserves” account, using amounts taxed at the lowest rates first; once this transfer has been made, the balance of the “Long-term capital gains special reserve” will have been reduced from 379,559,053.41 euros to 179,559,053.41 euros;

•                               to debit the amount of the special tax payable in respect of this operation, i.e., 4,987,500 euros, from the “Other reserves” account and credit it to “Retained earnings”, under which it was booked during the financial year.

Fifth resolution (Approval of related-party agreements) – Having reviewed the special report of the Statutory Auditors on the related-party agreements referred to in Article L. 225-38 of the French Commercial Code, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the agreements described in such report that came into effect or continued during the previous financial year.

Sixth resolution (Non-renewal of Mr. Jean-Claude Beton’s term of office as Director) – Acknowledging that Mr. Jean-Claude Beton’s term of office as Director is due to expire, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves not to renew such term of office.

Seventh resolution (Renewal of Mrs. Danièle Ricard’s term of office as Director) – Acknowledging that Mrs. Danièle Ricard’s term of office as Director is due to expire, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to renew such term of office for a period of four years to expire at the close of the General Meeting to be convened in 2009 to approve the financial statements for the previous financial year.

Eighth resolution (Renewal of Mr. Gérard Théry’s term of office as Director) – Acknowledging that Mr. Gérard Théry’s term of office as director is due to expire, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to renew such term of office for a period of four years to expire at the close of the General Meeting to be convened in 2009 to approve the financial statements for the previous financial year.

Ninth resolution (Setting the directors’ fees allocated to the Board of Directors) – The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to set the aggregate sum of directors’ fees in respect of the current financial year at 583,100 euros.

Tenth resolution (Renewal of the term of office of a Statutory Auditor) – Acknowledging that the appointment of the Statutory Auditor, Deloitte & Associés, whose registered office is located at 185 Avenue Charles de Gaulle, 92524 Neuilly-sur-Seine, is due to expire at the close of this meeting, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to renew its term of office for a period of six financial years to expire at the close of the General Meeting to be convened in 2011 to approve the financial statements for the previous financial year.

Eleventh resolution (Non-renewal of the term of office of a Statutory Auditor) – Acknowledging that the term of office of the Statutory Auditor, Société d’Expertise Comptable André et Louis Genot, whose registered office is located at 320 Avenue du Prado Le Grand Pavois, 13008 Marseille, is due to expire at the close of this General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves not to renew its term of office and not to replace this firm.

Twelfth resolution (Renewal of the term of office of a substitute Statutory Auditor) – Acknowledging that the term of office of the substitute Statutory Auditor, BEAS (SARL), whose registered office is located at 7 Villa Houssaye, 92524 Neuilly-sur-Seine, is due to expire at the close of this meeting, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to renew its term of office as substitute Statutory Auditor for Deloitte & Associés for a period of six financial years to expire at the close of the General Meeting to be convened in 2011 to approve the financial statements for the previous financial year.

Thirteenth resolution (Authorisation to be granted to the Board of Directors to purchase, retain or transfer the Company’s shares) – Having reviewed the report of the Board of Directors, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, authorises the Board of Directors to carry out transactions with regard to the Company’s shares under the provisions of Articles L. 225-209 et seq. of the French Commercial Code, with the possibility to sub-delegate powers in this respect.

The Company may carry out transactions with regard to its own shares with a view, inter alia, to:

(i)                                  granting shares to the Company’s and its Group’s employees and/or officers, in any authorised form, in particular by granting stock options to said employees and/or officers or as part of employee profit sharing plans;

(ii)                               making free allocations of shares to employees and/or officers within the framework of Articles L. 225-197-1 et seq. of the French Commercial Code;

(iii)                            delivering securities upon the exercise of rights attached to securities giving access to the share capital;

(iv)                           using them as a means of payment or exchange, in particular in connection with the external growth transactions;

(v)                              cancelling them, where applicable, subject to the adoption of the seventeenth resolution set out below; or

(vi)                           enabling an investment services intermediary (“prestataire de services d’investissement”) to act on the secondary market under a liquidity agreement, in compliance with the terms of a code of conduct approved by the Autorité des Marchés Financiers Authority (AMF), and in accordance with the terms and conditions set by French regulations and recognised market practices.

These shares may be purchased, sold, transferred or exchanged by any means authorised pursuant to the regulations in force, including, in particular, by private transactions, sales of blocks of securities, using financial derivatives traded on a regulated market or by private transactions, or setting up option strategies (purchases and sales of puts and calls and any combinations thereof). These transactions may be carried out when the Board of Directors considers them appropriate. The acquisition of blocks of securities may account for the entire share repurchase program.

These transactions may be carried out at any time, including during a public offering period, within the limits defined by the applicable regulations and those set out below:

Maximum purchase price:	210 €

Maximum purchases authorised:	1,967,116,830 €

If the share capital is increased via the incorporation of reserves and the free allocation of shares, or in the event of division or consolidation of securities, the above prices will be adjusted by a multiplier equal to the ratio between the number of securities composing the share capital before the transaction and the number of securities existing after the transaction.

If the Company purchases its own shares, the number of shares purchased must be such that:

(i)                                  the Company does not purchase more than 10% of the shares composing its capital at any time during the term of the share repurchase program; this percentage being applied to the share capital adjusted on the basis of capital transactions carried out after this General Meeting, i.e., for information purposes only, at 21 September 2005, 9,367,223 shares; and

(ii)                               the number of its own shares held by the Company at any time does not exceed 10% of the number of shares composing its share capital.

With a view to implementing this authorisation, full powers are granted to the Board of Directors for the purposes set out below, with the possibility to sub-delegate such powers:

•                          to place any orders on or off the stock market;

•                          to enter into any agreements with a view inter alia to keeping the registers with regard to the purchases and sales of shares;

•                          to make all filings and carry out all formalities with the Autorité des Marchés Financiers and any other body; and

•                          to carry out all other formalities, and, generally, do all that is necessary.

The Board of Directors must inform the General Meeting of the transactions performed pursuant to this resolution.

This authorisation, which will be valid for a period of 18 months from the date of this meeting, renders ineffective the authorisation granted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of 17 May 2004.

Resolutions presented to the Extraordinary General Meeting

Fourteenth resolution (Amendment of articles 15, 23 and 34 of the by-laws to allow the Board of Directors to issue bonds without the General Meeting’s consent) – Pursuant to French ordinance no. 2004-604 of 24 June 2004, having reviewed the report of the Board of Directors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, resolves as follows, in order to allow the Board of Directors to decide or authorise the issue of bonds:

1.               to amend article 15 of the Company’s by-laws, which will henceforth read as follows:

“The Board of Directors may decide, in accordance with the terms and conditions of French law, to issue bonds that may or may not include special guarantees at the times, in the proportions, at the rates and under the conditions set by it.”;

2.               to amend article 23 of the Company’s by-laws by adding the following terms at the end of the article:

“The Board of Directors has the power to decide on or authorise the issue of bonds.”;

3.               to amend article 34 of the Company’s by-laws, paragraph III which will henceforth read as follows:

“Furthermore, Ordinary General Meetings shall deliberate and decide on all other proposals included on the agenda that do not fall within the sole competence of Extraordinary General Meetings. In particular, they may grant the Board of Directors full authorisation to carry out any acts that do not entail the amendment of the by-laws for which such authorisation is required or requested.”.

Subject to the adoption of the amendments proposed in the sixteenth resolution, the rest of articles 15, 23 and 34 remains unchanged.

Fifteenth resolution (Amendment of article 21 of the by-laws to allow the use of new telecommunications methods to hold Board of Directors’ meetings) – Pursuant to French Act no. 2005-842 of 26 July 2005, having reviewed the report of the Board of Directors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, resolves to amend paragraph 4 of article 21 of the by-laws in order to allow the directors to take part in Board of Directors’ meetings by telecommunications methods authorised by the new regulation in force. This paragraph will henceforth read as follows:

“At least one half of the Board members must effectively be present for the deliberations to be valid. For the purpose of calculating the quorum and majority, Directors who take part in meetings via videoconferencing facilities or telecommunications methods ensuring them to be identified and guaranteeing that they effectively take part, the nature, terms and conditions of application of which are laid down by the laws and regulations in force, shall be considered to be present.”.

The rest of the article remains unchanged.

Sixteenth resolution (Updating of the by-laws in order to comply with the new applicable regulations) – Having reviewed the report of the Board of Directors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, resolves to amend the Company’s by-laws to bring them into compliance with the new regulations in force. Accordingly, the General Meeting resolves to amend the by-laws as follows:

1.               Article 7 “Increase and reduction of share capital”

Paragraph 1 of article 7 will henceforth read as follows: “The share capital shall be increased by means of either issuing ordinary shares or preferred shares, or by increasing the par value of existing equity securities. It may also be increased via the exercise of rights attached to securities giving access to the share capital in accordance with the terms and conditions laid down by law.”

Paragraph 2 of article 7 will henceforth read as follows: “New shares shall be paid up by means of a contribution in cash, including by offsetting against liquid and payable receivables held against the Company, by means of a contribution in kind, by means of the capitalisation of reserves, profit or issue premium, or as a result of a merger or demerger. They may also be paid up following the exercise of a right attached to securities giving access to the share capital including, where applicable, the payment of corresponding amounts.”

Paragraph 6 of article 7 will henceforth read as follows: “General Meetings may grant the Board of Directors the authority or powers required to decide on or to carry out a capital increase on one or more occasions, in accordance with the laws in force.”

Paragraph 17 of article 7 will henceforth read as follows: “Furthermore, the share capital may be reduced by a decision or authorisation of the Extraordinary General Meeting, which may grant the Board of Directors full powers to reduce the share capital. It shall in no event affect equality between shareholders.”

The rest of the article remains unchanged.

2.               Article 10 “Form of shares”

Paragraph 2 of article 10 will henceforth read as follows: “With a view to identifying the holders of the securities referred to below, the Company is entitled to ask, in consideration of a fee payable by it, the central depository (“dépositaire central”) who holds the securities issue account, if applicable, at any time, for the name or, in the case of a legal entity, the corporate name, nationality and address of the holders of securities that grant them rights to vote at its own shareholders’ meetings, now or in the future, and for the number of securities they each hold and, where applicable, any restrictions on the securities.”

The rest of the article remains unchanged.

3.               Article 27 “Agreements between the Company and a Manager, a Director or a shareholder”

A new paragraph 3 is inserted after paragraph 2 of article 27, which will read as follows: “Moreover, the commitments made in favour of the Chairman, the Chief Executive Officer or one of the Deputy Chief Executive Officers by the Company or by any company controlled by it or controlling it within the meaning of sections II and III of Article L. 233-16 of the French Commercial Code, in respect of remuneration, indemnities or benefits owed or likely to be owed as a result of the termination or modification of such duties or following such termination, must be subject to the authorisation, verification and approval procedure provided for by the French Commercial Code. If an individual having an employment contract with the Company or any company controlled by it or controlling it within the meaning of sections II and III of Article L. 233-16 of the French Commercial Code is appointed as Chairman, Chief Executive Officer or Deputy Chief Executive Officer, the provisions of said employment contract concerning, remuneration, indemnities or benefits owed or likely to be owed as a result of the termination or modification of such duties or following such termination, if any, must also be subject to the authorisation, verification and approval procedure provided for by the French Commercial Code.”

The rest of the article remains unchanged.

4.               Article 34 “Ordinary General Meetings”

Paragraph 1 of section I will henceforth read as follows: “In order for the deliberations of Ordinary General Meetings to be valid, the number of shareholders present or represented at Meetings must hold at least one fifth of the shares with voting rights; failing this, the Meeting must be convened a second time. At the second meeting, decisions shall be validly taken, irrespective of the number of shares represented.”

Subject to the amendments adopted under the fourteenth resolution, the rest of the article remains unchanged.

5.               Article 35 “Extraordinary General Meetings”

Paragraph 1 of section I will henceforth read as follows: “Extraordinary General Meetings may only validly deliberate if the shareholders present or represented hold at least one quarter of the shares with voting rights attached when the meeting is convened for the first time and at least one fifth of the shares with voting rights attached the second time it is convened.”

Paragraph 2 of section II will henceforth read as follows: “If there are several classes of shares, the rights attached to one class of shares may only be changed or affected by a decision of a special meeting of the holders of the class or classes of shares concerned, which may only validly deliberate if the shareholders present or represented hold at least one third of the shares with voting rights that are to be changed the first time the meeting is convened and at least one fifth of the shares with voting rights that are to be changed the second time it is convened.”

The rest of the article remains unchanged.

Seventeenth resolution (Authorisation granted to the Board of Directors to reduce the share capital by cancelling shares re-purchased previously) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings and ruling in accordance with Articles L. 225-209 et seq. of the French Commercial Code:

1.     authorises the Board of Directors to reduce the share capital by cancelling, on one or more occasions, all or part of the Company’s shares held by the Company or acquired by it pursuant to the share repurchase programmes authorised by the shareholders’ General Meeting in accordance with the thirteenth resolution above, within the limit of 10% of the capital as authorised by law;

2.     resolves that the excess amount of the purchase price of the shares cancelled as compared to their par value shall be allocated to “Issue premium” or to any available reserve accounts, including the legal reserve, within the limit of 10% of the reduction in capital carried out; and

3.     grants the Board of Directors full powers, with the possibility to sub-delegate such powers under the conditions provided for by law, and on its own decision, to cancel the shares thus acquired, to reduce the share capital accordingly, to allocate the excess amount as provided for above, and to make the corresponding amendments to article 6 of the by-laws.

This delegation of powers, granted for a period of 24 months from the date of this General Meeting, cancels and supersedes the previous authorisation given to the Board of Directors to reduce the share capital by way of cancellation of shares at the General Meeting of 17 May 2004.

Eighteenth resolution (Delegation of authority to the Board of Directors to issue ordinary shares of the Company and securities giving access to the Company’s share capital, with the shareholders’ preferential subscription right maintained) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L. 225-129-2 and L. 228-92 of the French Commercial Code:

1.               delegates authority to the Board of Directors to decide to issue, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad, in euros or in foreign currency, with the shareholders’ preferential subscription rights maintained, (i) ordinary shares in the Company and (ii) securities giving access to the Company’s share capital (other than securities granting entitlement to Company’s preferred shares);

The securities giving access to the Company’s share capital thus issued may consist of debt securities or be associated with the issue of such securities, or allow for the issue thereof as intermediate securities. They may, in particular, be in the form of, with or without fixed terms, subordinated or unsubordinated securities and they may be issued either in euros, or in a foreign currency;

2.               resolves that the total nominal amount of the Company’s share capital increases to be carried out immediately and/or in the future, resulting from all of the issues made pursuant to this delegation may not exceed a maximum of 200,000,000 euros, it being specified that this maximum will be reduced up to the nominal amount of the share capital increases carried out pursuant to, or reducing the maximums applicable to, the delegations and authorisations granted in the nineteenth, twentieth and twenty-fourth resolutions submitted to this meeting;

It is specified that the maximum set as referred to in the foregoing paragraph does not take into account the par value of ordinary shares of the Company to be potentially issued in respect of adjustments made in order to preserve the interests of the holders of the rights attached to the securities giving access to the Company’s share capital in accordance with the applicable legal and contractual provisions;

3.               resolves that the total nominal amount of the issues of debt instruments giving access to the share capital carried out pursuant to this delegation may not exceed a maximum of 3,000,000,000 euros (or the equivalent value of this amount in the event of an issue in foreign currency or in a unit of account set with reference to several currencies), it being specified that this maximum will be reduced up to the nominal amount of the issues of debt instruments made pursuant to, or reducing the maximums applicable to, the delegations and authorisations granted in the nineteenth and twentieth resolutions submitted to this meeting;

For the purposes of calculating the maximum set in the foregoing paragraph, the equivalent value in euros of the nominal value of the debt instruments giving access to the Company’s share capital issued in foreign currency will be assessed as of the date of the decision to make the related issue;

4.               The shareholders may exercise, under the conditions provided for by law, their preferential subscription rights held as of right. The board may, moreover, grant the shareholders the right to subscribe for a number of shares in excess of that which they may subscribe for as of right, in proportion to the subscription rights they hold and within the limit of their requests;

If the subscriptions as of right and, where applicable, those for available shares, have not covered the total amount of a securities issue, the Board may, as it chooses, limit the issue to the amount of the subscriptions received, on condition that the amount of such subscriptions is equal to at least three-quarters of the issue decided, freely allocate the unsubscribed securities, and/or offer them to the public;

5.               records that this delegation entails, in favour of the holders of securities giving access to the Company’s share capital issued pursuant to this delegation, waiver by the shareholders of their preferential subscription rights for the ordinary shares of the Company to which the securities that would be issued on the basis of this delegation, may grant entitlement;

6.               delegates to the Board of Directors all the powers required to implement this resolution, to set the conditions of the share issue, to record the completion of the share capital increases that result therefrom, to make, where applicable, all adjustments in order to take account of the impact of the transaction on the Company’s share capital and to set the terms and conditions whereby the rights of holders of securities giving access to the Company’s share capital will be preserved, in accordance with the applicable legal, regulatory or contractual provisions, make the corresponding amendment to the by-laws and, as the case may be, allow the deduction of the costs from the share premium and more generally, do everything that may be necessary;

The Board of Directors will have responsibility for setting the issue price of the ordinary shares or the securities giving access to the Company’s share capital. The amount received immediately by the Company plus, where applicable, the amount likely to be received subsequently by the Company, will for each ordinary share issued be at least equal to its par value;

7.               resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation, granted for a period of 26 months as from the date of this General Meeting, cancels and supersedes the delegation granted by the General Meeting of 17 May 2004.

Nineteenth resolution (Delegation of authority to the Board of Directors to issue ordinary shares of the Company and securities giving access to the Company’s share capital, with shareholders’ preferential subscription rights cancelled, with the possibility to grant a priority period) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L. 225-129-2, L. 225-135 and L. 228-92 of the French Commercial Code:

1.               delegates authority to the Board of Directors to decide to issue, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad, in euros or in foreign currency, and via a public offering (i) ordinary shares in the Company, and (ii) securities giving access to the Company’s share capital (other than securities granting entitlement to the Company’s preferred shares);

2.               resolves to cancel the shareholders’ preferential subscription rights with regard to these ordinary shares and securities giving access to the Company’s share capital to be issued;

The securities giving access to the Company’s share capital thus issued may consist of debt securities or be associated with the issue of such securities, or allow for the issue thereof as intermediate securities. They may, in particular, be in the form of, with or without a fixed term, subordinated or unsubordinated securities, and may be issued either in euros, or in a foreign currency;

3.               resolves that the total nominal amount of the Company’s share capital increases, to be carried out immediately and/or in the future, resulting from all of the issues made pursuant to this delegation may not exceed a maximum of 200,000,000 euros, it being specified that (i) the nominal amount of the share capital increases carried out pursuant to this delegation will reduce the maximum of 200,000,000 euros applicable to share capital increases set in the eighteenth resolution submitted to this General Meeting, and (ii)  this maximum will be reduced up to the nominal amount of the share capital increases carried out pursuant to the authorisations and delegations granted in the twentieth, twenty-first and twenty-second resolutions submitted to this General Meeting;

It is specified that the maximum set as referred to in the foregoing paragraph does not take into account the par value of the ordinary shares of the Company to be potentially issued in respect of adjustments made in order to preserve the interests of the holders of the rights attached to the securities giving access to the Company’s share capital in accordance with the applicable legal and contractual provisions;

4.               resolves that the total nominal amount of the issues of debt instruments giving access to the Company’s share capital carried out pursuant to this delegation may not exceed a maximum of 3,000,000,000 euros (or the equivalent value of this amount in the event of a share issue in foreign currency or in a unit of account set with reference to several currencies), it being specified that (i) the nominal amount of the issues of debt instruments made pursuant to this delegation will reduce the maximum of 3,000,000,000 euros applicable to issues of debt instruments as set in the eighteenth resolution submitted to this General Meeting, and (ii) this maximum will be reduced up to the nominal amount of the issues of debt instruments made pursuant to the authorisations and delegations granted in the twentieth, twenty-first and twenty-second resolutions submitted to this General Meeting;

For the purposes of calculating the maximum referred to in the foregoing paragraph, the equivalent value in euros of the nominal value of the debt instruments giving access to the Company’s share capital issued in foreign currency will be assessed as of the date of the decision to make the related share issue;

5.               resolves that the Board of Directors may grant the shareholders a priority period with respect to all or part of the issue, to subscribe to the ordinary shares or the debt instruments, for which it will set, in accordance with the legal requirements, the terms and the conditions of exercise, without this creating any negotiable rights;

If the subscriptions, including, where applicable, those of shareholders, have not covered the total amount of the issue, the Board may limit the total amount of the subscriptions to the amount of the subscriptions received, on condition that the amount of such subscriptions is equal to at least three-quarters of the issue decided;

6.               records that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights with respect to the ordinary shares of the Company to which the securities that would be issued on the basis of this delegation may grant entitlement, in favour of the holders of securities giving access to the Company’s share capital issued pursuant to this delegation;

7.               delegates to the Board of Directors all the powers required to implement this resolution,  set the conditions of the share issue, record the completion of the share capital increases that result therefrom, make the corresponding amendment to the by-laws and allow the deduction of the costs from the share premium where applicable and more generally, do everything that may be necessary, it being specified that:

(i)                     the issue price of the ordinary shares will be at least equal to the weighted average of the share market prices over the last three trading days prior to the setting of the subscription price, less where applicable a maximum discount of 5%, after adjustment of this amount, where applicable, to take into account the difference in the date on which shares shall earn dividends (“date de jouissance”); and

(ii)                  the issue price of the securities giving access to the Company’s share capital will be such that the amount received immediately by the Company, plus, where applicable, the amount that is likely to be received subsequently by the Company, will be, for each ordinary share issued as a result of the issue of these securities, at least equal to the amount referred to in paragraph (i) above after adjustment of this amount, where applicable, to take into account the difference in the date on which shares shall earn dividends;

8.               resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation, granted for a period of 26 months as from the date of this General Meeting, cancels and supersedes the delegation granted by the General Meeting of 17 May 2004.

Twentieth resolution (Authorisation granted to the Board of Directors to increase the number of securities to be issued in the event of a share capital increase, with or without cancellation of the shareholders’ preferential subscription right) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L. 225-129-2, L. 225-135-1 and L. 228-92 of the French Commercial Code:

1.               resolves that the Board of Directors may decide, for each of the issues decided pursuant to the eighteenth and nineteenth resolutions set out above, at the same price and within 30 days of the close of the subscription period, to increase the number of securities to be issued under the conditions set by the above-mentioned Article L. 225-135-1 within the limit of 15% of the initial issue and subject to compliance with the maximums provided for in such resolutions;

2.               resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation is granted for a period of 26 months as from the date of this General Meeting.

Twenty-first resolution (Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the share capital for up to 10% of the Company’s share capital in consideration for contributions in kind granted to the Company in the form of equity securities or securities giving access to the share capital) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L. 225-129-2, L. 225-147 and L. 228-92 of the French Commercial Code:

1.               delegates to the Board of Directors the authority to decide, within the limit of 10% of the Company’s share capital, on the basis of the report of the contribution auditor or auditors referred to in the first and second paragraphs of the above-mentioned Article L. 225-147, on the issue of Company’s equity securities or of securities giving access to the Company’s share capital, in consideration for contributions in kind made to the Company in the form of equity securities or securities giving access to the share capital, when the provisions of Article L. 225-148 of the French Commercial Code do not apply;

2.               resolves, if necessary, to cancel the shareholders’ preferential subscription rights to the equity securities and securities to be issued, in favour of the holders of the securities or equity securities to be contributed to the Company;

3.               records that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to equity securities of the Company to which the securities that would be issued on the basis of this delegation may grant entitlement, in favour of the holders of securities giving access to the Company’s share capital issued pursuant to this delegation;

4.               resolves that, in addition to the maximum set by French law of 10% of the Company’s share capital as provided for in Article L. 225-147 of the French Commercial Code, the issues made pursuant to this delegation will reduce the maximums set in the nineteenth resolution submitted to this General Meeting;

5.               resolves that the Board of Directors will have full powers to implement this resolution, and in particular to decide, on the basis of the report of the contribution auditor or auditors referred to in the first and second paragraphs of the above-mentioned Article L. 225-147, on the valuation of the contributions and the granting of special advantages and their values, record the final completion of the share capital increases made pursuant to this delegation, make the corresponding amendment to the by-laws, carry out all the formalities and make all the filings and apply for all the authorisations which may be necessary in order to make these contributions and, in general, do whatever may be necessary;

6.               resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation is granted for a period of 26 months as from the date of this General Meeting.

Twenty-second resolution (Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer launched by the Company) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and deciding in accordance with Articles L. 225-129-2, L. 225-148 and L. 228-92 of the French Commercial Code:

1.               delegates to the Board of Directors the authority to decide on the issue of shares in the Company or of securities giving access to the Company’s share capital, in consideration for the shares tendered during a share exchange offer launched by the Company for the shares of another company whose shares are traded on one of the regulated markets referred to in the above-mentioned Article L. 225-148;

2.               resolves, if necessary, to cancel in favour of the holders of such shares shareholders’ preferential subscription rights with regard to the shares and securities to be issued;

3.               records that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights with respect to the shares of the Company to which the securities that would be issued on the basis of this delegation may grant entitlement, in favour of the holders of such securities;

4.               resolves that the total nominal amount of the Company’s share capital increases, to be carried out immediately and/or in the future, resulting from all of the share issues made pursuant to this delegation may not exceed a maximum of 200,000,000 euros, it being specified that the nominal amount of the share capital increases carried out pursuant to this delegation will reduce the total maximum of 200,000,000 euros applicable to capital increases as set in the nineteenth resolution submitted to this General Meeting;

5.               resolves that the total nominal amount of the issues of debt instruments giving access to the Company’s share capital made pursuant to this delegation may not exceed a maximum of 3,000,000,000 euros (or the equivalent value of this amount in the event of an issue in foreign currency or in a unit of account set with reference to several currencies), it being specified that the nominal amount of the issues of debt instruments made pursuant to this delegation will reduce the total maximum of 3,000,000,000 euros applicable to issues of debt instruments as set in the nineteenth resolution submitted to this General Meeting;

6.               grants the Board of Directors all the necessary powers to carry out, within the scope of the public exchange offers referred to above, issues of equity securities and/or of securities to be allocated in consideration for the securities tendered and, in general, do whatever may be necessary, under the conditions and within the limits provided for by the nineteenth resolution;

7.               resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation, granted for a period of 26 months as from the date of this General Meeting, cancels and supersedes the delegation granted by the General Meeting of 17 May 2004.

Twenty-third resolution (Delegation of authority to the Board of Directors to issue debt instruments that grant entitlement to the allocation of debt securities) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L. 225-129-2 and L. 228-92 of the French Commercial Code:

1.               delegates authority to the Board of Directors to decide to issue, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad, in euros or in foreign currency, debt instruments that grant entitlement to the allocation of debt securities such as bonds, assimilated securities, with fixed or non fixed term, subordinated securities, or all other securities granting, within the scope of the same issue, the same claims against the Company;

The debt instruments granting entitlement to the allocation of debt securities may, in particular, be in the form of, with fixed or unfixed term, subordinated or unsubordinated securities and may be issued either in euros or in foreign currency;

2.               resolves that the total nominal amount of the issues (i) of debt instruments that grant entitlement to the allocation of debt securities, and (ii) of debt securities to which these instruments grant entitlement, carried out pursuant to this delegation may not exceed a maximum of 3,000,000,000 euros (or the equivalent value of this amount in the event of an issue in foreign currency or in a unit of account set with reference to several currencies), it being specified that this maximum is set independently of any other maximum relating to the issues of equity securities or securities giving access to the share capital of the Company authorised by this General Meeting;

For the purposes of calculating the maximum set in the foregoing paragraph, the equivalent value in euros of the par value of the debt instruments granting entitlement to the allocation of debt securities and of the debt securities to which such instruments grant entitlement, issued in foreign currency, will be assessed as of the date of the decision to make the related issue;

3.               resolves that the Board of Directors will have full powers to implement this resolution and in particular:

(i)          to carry out such issues within the limit set above, and determine the date, the nature, the amounts and the currency of issue;

(ii)         to decide on the characteristics of the instruments to be issued as well as of the debt securities to which the instruments would grant entitlement, and in particular their par value and the date on which they shall earn dividends, their issue price, where applicable with a premium, their fixed and/or variable interest rate, and the date of payment, or in the case of variable rate securities, the terms and conditions for determining their interest rate, and also the conditions for capitalising interest;

(iii)        to set, on the basis of market conditions, the terms and conditions of redemption and/or early redemption of the debt instruments to be issued and of the debt securities to which the instruments would grant entitlement, where applicable, with a fixed or variable premium, or even of repurchase by the Company;

(iv)       where appropriate, to decide to grant a guarantee or security interests with regard to the instruments to be issued, as well as with regard to the debt securities to which the instruments would grant entitlement, and decide on the nature and characteristics thereof; and

(v)                         more generally, to do whatever may be necessary;

4.               resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation is granted for a period of 26 months as from the date of this General Meeting.

Twenty-fourth resolution (Delegation of authority to the Board of Directors to increase the Company’s share capital by incorporation of reserves, profits, premium or other amounts that can be incorporated in the capital pursuant to French law) – Having reviewed the report of the Board of Directors, the General meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, and ruling in accordance with Articles L. 225-129-2 and L. 225-130 of the French Commercial Code:

1.               delegates authority to the Board of Directors to decide to increase the share capital, on one or more occasions, in the proportions and at the times it considers appropriate, by the capitalisation of reserves, profit, premiums or other amounts that can be incorporated in the capital pursuant to French law, followed by the issue and the free allocation of shares or by any other means authorised by law, or a combination of these methods;

2.               resolves that the rights corresponding to fractional shares will not be negotiable or transferable and that the corresponding shares will be sold; the amounts resulting from the sale will be allocated to the holders of the rights within the time period provided for by the regulations;

3.               resolves that the maximum nominal amount of the Company’s share capital increases, to be carried out immediately and/or in the future, resulting from all of the issues made pursuant to this delegation, is set at 200,000,000 euros, it being specified that (i) this maximum is set without taking into account the par value of the ordinary shares of the Company to be issued, where applicable, in respect of adjustments made in order to preserve the interests of the holders of the rights attached to the securities giving access to the Company’s share capital in accordance with the applicable legal and contractual provisions, and (ii) the nominal amount of the share capital increases carried out pursuant to this delegation will reduced the total maximum of 200,000,000 euros applicable to share capital increases set in the eighteenth resolution submitted to this General Meeting;

4.               grants full powers to the Board of Directors to implement this resolution and in particular:

(i)            to decide on all the terms and conditions of the authorised transactions and in particular set the amount and nature of the reserves and premiums to be incorporated in the capital, set the number of new shares to be issued or the amount by which the par value of the existing shares composing the share capital will be increased, set the date, even retroactively, as of which the new shares will earn dividends or the date as of which the increase in the par value will take effect;

(ii)           to take all steps to preserve the rights of the holders of securities giving access to the share capital at the time of the share capital increase;

(iii)          to record the share capital increase resulting from the issue of the shares, amend the by-laws accordingly and carry out all the publication formalities required; and

(iv)          in general, to take all the necessary steps and carry out all the formalities required for the successful completion of each share capital increase.

5.               resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation, granted for a period of 26 months as from the date of this General Meeting, cancels and supersedes the delegation granted by the General Meeting of 17 May 2004.

Twenty-fifth resolution (Authorisation granted to the Board of Directors to proceed with free allocations of the Company’s ordinary shares) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L. 225-129-2 and L. 225-197-1 et seq. of the French Commercial Code:

1.               authorises the Board of Director to make, on one or more occasions, both in France and abroad, free allocations either of existing free shares (other than preferred shares) of the Company resulting from purchases made prior thereto under the conditions provided for by the legal provisions, or of free shares to be issued (other than preferred shares) of the Company;

2.               resolves that the beneficiaries of such allocations will be employees and/or managers and officers referred to in Article L. 225-197-1 II of the French Commercial Code, of the Company or applicable within the meaning of Article L. 225-197-2 of the French Commercial Code, or certain categories of them;

3.               resolves that the total number of free ordinary shares allocated, regardless of whether they are existing shares or shares to be issued, may not represent more than 1% of the Company’s share capital at the close of this General Meeting, it being specified that this maximum is set independently. Accordingly, the nominal amount of the share issues made pursuant to this resolution will not reduce any other maximum relating to the issues of equity securities or securities giving access to the Company’s share capital authorised by this General Meeting;

4.               resolves that the allocation of the shares to their beneficiaries will only become definitive after a minimum acquisition period of 2 years and that shares must be held by the beneficiaries for a minimum period of 2 years as from the end of such acquisition period;

5.               acknowledges and resolves that this authorisation entails, in favour of the beneficiaries of the allocations of shares, waiver by the shareholders of their right to allocation of the ordinary shares that may be issued pursuant to this resolution and corresponding waiver by the shareholders in favour of the beneficiaries of such allocations of the part of the reserves, profit, premiums or other amounts thus incorporated in the capital, and, more generally, waiver by the shareholders of all rights to the ordinary shares (whether new or existing) likely to be allocated to them free of charge, pursuant to this resolution;

6.               resolves that the Board of Directors will have full powers, with the possibility to sub-delegate within the limits set by the by-laws and by French law, to implement this resolution, and in particular in order to:

(i)            set the conditions and, where applicable, the criteria for allocation of the ordinary shares;

(ii)           determine (a) the identity of the beneficiaries, the number of ordinary shares allocated to each of them, and (b) the terms and conditions of allocation of such shares and determine, in particular, within the limits defined by this resolution, the acquisition period of the freely allocated shares and the minimum period during which such shares must be held;

(iii)          decide to make, on the terms and conditions which it will determine, all adjustments in order to take into account the impact of transactions with regard to the Company’s share capital and, in particular, determine the conditions under which the number of ordinary shares allocated will be adjusted; and

(iv)          enter into all agreements, draw up all documents, record the completion of the share capital increases carried out pursuant to this authorisation following the definitive allocations, amend the by-laws accordingly, where applicable, carry out or have carried out all acts, formalities or filings with all bodies and, more generally, do whatever may be necessary.

This delegation is granted for a period of 26 months as from the date of this General Meeting.

Twenty-sixth resolution (Authorisation granted to the Board of Directors to proceed with capital increases reserved for the members of a company savings plan) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L. 225-129-6 and L. 225-138-1 of the French Commercial Code and Articles 443-1 et seq. of the French Employment Code:

1.               delegates to the Board of Directors the necessary authority to carry out, on one or more occasions, at its sole decision, both in France and abroad, share capital increases of the Company by issuing shares or securities giving access to the Company’s share capital (other than preferred shares) reserved for the members of a company savings plan;

2.               resolves that the beneficiaries of these share capital increases will be, either directly or through the intermediary of a company investment fund or any other structures or entities authorised by the applicable legal or regulatory provisions, the members of the company savings plan of the Company and of its affiliates within the meaning of Article L. 225-189 of the French Commercial Code and which also meet the conditions that may be set by the Board of Directors;

3.               resolves to cancel the shareholders’ preferential subscription right with regard to the shares and securities giving access to the Company’s share capital issued pursuant to this resolution, in favour of the above-mentioned beneficiaries;

4.               delegates furthermore to the Board of Directors the necessary authority to make, on one or more occasions, at its sole decision, in favour of the above-mentioned beneficiaries, free allocations of shares or other securities giving access to the Company’s share capital (other than preferred shares), it being specified that (i) the total benefit resulting from these allocations may not exceed, depending on the method retained, the legal or regulatory limits applicable pursuant to Articles L. 443-5 and L. 443-7 of the French Employment Code, and (ii) the Company’s shareholders waive all right (in particular allocation right) with regard to the securities that are likely to be issued free of charge pursuant to this resolution;

5.               resolves that the total number of shares that may be issued, immediately and/or in the future, pursuant to this delegation, may not exceed 2% of the Company’s share capital at the close of this General Meeting, it being specified that this maximum is set independently. Accordingly, the nominal amount of the share issues made pursuant to this resolution will not reduce any other maximum relating to the issues of equity securities or securities giving access to the Company’s share capital authorised by this General Meeting;

6.               resolves that the price of the new shares to be issued pursuant to this resolution may neither be (i) more than 20% lower (or 30% when the unavailability period provided for by the plan pursuant to Article L. 443-6 of the French Employment Code is equal to or greater than ten years) than the average of the opening market prices of the Company’s shares during the twenty trading days prior to the decision setting the opening date of the subscription period, nor (ii) greater than this average;

7.               resolves that the Board of Directors will have full powers, with the possibility to sub-delegate within the limits set by the by-laws and by French law, to implement this resolution, and in particular in order to:

(i)                  decide on the characteristics, amount and terms and conditions of any issue of shares or securities giving access to the ordinary shares of the Company;

(ii)               draw up a list of the companies whose employees will be the beneficiaries of the issues carried out pursuant to this resolution as well as the conditions, in particular in respect of seniority, to be met by the beneficiaries of the share capital increases that are thus carried out;

(iii)            determine that the subscriptions may be made directly by the beneficiaries or through employee mutual funds;

(iv)           take all steps to carry out the share capital increases and, where applicable,  the free allocations of shares or other securities giving access to the capital; and

(v)              enter into all agreements, draw up all documents, record the completion of the share capital increases, amend the by-laws accordingly, where applicable, carry out or have carried out all acts, formalities or filings with all bodies and, more generally, do whatever may be necessary.

This delegation, granted for a period of 26 months as from the date of this General Meeting, cancels and supersedes the delegation granted by the General Meeting of 7 May 2003.

Twenty-seventh resolution (Approval of the merger of SIFA) – Having reviewed the report of the Board of Directors, the reports of the merger auditors on the terms and conditions of the merger and on the value of the contributions in kind, and the merger project agreed upon pursuant to a merger agreement signed on 30 September 2005 providing for the contribution by SIFA pursuant to a merger of all of its assets, rights and obligations to the Company, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings:

1.               approves all the provisions of this merger agreement, pursuant to which SIFA contributes to the Company, subject to the fulfilment of the conditions precedent provided for in Chapter IV of the merger agreement, all its assets valued, as of the date of signature of the merger agreement, at 1,054,083,018 euros, it being specified that at the General Meeting of SIFA called to deliberate on the merger, the shareholders shall then approve the distribution of a dividend in a maximum amount of 18.5 million euros which shall be definitively set by the Board of Directors of SIFA so that, on the Effective Date, the assets (except the 7,215,373 Pernod Ricard shares held by SIFA) less the liabilities of SIFA shall be equal to 0. In consideration for such contribution, 7,215,373 new shares shall be created by the Company and allocated to the owners of the 149,437 shares composing SIFA’s share capital in proportion to their interest in the share capital;

2.               resolves, accordingly, to increase the share capital in consideration of the contribution made pursuant to the merger referred to above in an amount of 22,367,656.30 euros by creating 7,215,373 new shares with a par value of 3.10 euros each to be allocated to the shareholders of SIFA, thus raising the share capital from 290,383,913 euros to 312,751,569.30 euros. The difference between the amount of the net assets contributed by SIFA pursuant to the merger and the nominal amount of the share capital increase of 22,367,656.30 euros, estimated, as of the date of signature of the merger agreement, at 1,031,715,361.70 euros, will form the merger premium to which the Company’s existing and new shareholders will hold rights;

3.               records the fulfilment of the conditions precedent provided for in Chapter IV of the merger agreement, that is:

(i)            approval of the merger project by the extraordinary general meeting of SIFA and approval by the ordinary general meeting of SIFA of the distribution of an exceptional dividend in an amount of 18.5 million euros which shall be definitively set by the board of directors of SIFA so that, on the Effective Date, the liabilities (except the 7,215,373 Pernod Ricard shares held by SIFA) less the liabilities of SIFA shall be equal to 0;

(ii)           approval of the merger project and the resulting share capital increase by the Extraordinary General Meeting of the Company’s shareholders.

4.               resolves, in accordance with Article L. 236-4 of the French Commercial Code, that the merger will take effect on 16 January 2006 (the “Effective Date”);

5.               grants full powers to the Board of Directors in order to acknowledge, within a period of 45 days as from 16 January 2006, the final value as of the Effective Date of the assets of SIFA contributed as a result of the merger as well as the final value of the post capital increase merger premium (the “Post Capital Increase Merger Premium”) that will be equal to the difference between the final value of the net assets contributed as a result of the merger and the amount of the Company’s share capital increase, i.e. 22,367,656.30 euros;

6.               resolves that :

(i)                                     the 7,215,373 new shares with a par value of 3.10 euros each, fully paid up, to be created in consideration for the merger with the Company, will be allocated to the shareholders of SIFA at the Effective Date according to an exchange ratio equal to the ratio existing between the 7,215,373 shares of the Company held by SIFA and the 149,437 shares composing the share capital of SIFA, in accordance with Article L. 226-3 of the French Commercial Code;

(ii)           these new shares will be assimilated in all respects to the other shares composing the share capital and will grant entitlement to any distribution, including any interim dividend and distribution of reserves and premiums, made as from the Effective Date;

(iii)          these new shares will all be negotiable as soon as the merger takes effect in accordance with Article L. 228-10 of the French Commercial Code.

7.               acknowledges and resolves, if necessary, that the nominal amount of the share issues resulting from this resolution will not reduce the total maximum in respect of the share capital increases that the Board of Directors is empowered to carry out pursuant to the eighteenth, nineteenth, twentieth, twenty-first, twenty-second, twenty-fourth, twenty-fifth and twenty-sixth resolutions set out above;

8.               grants full powers to the Chairman and Chief Executive Officer to record as of the Effective Date the allocation to the shareholders of SIFA of the shares created in consideration for the merger into the Company, and to carry out (with the possibility to sub-delegate) any formality required for their creation and their listing on the Eurolist of Euronext;

9.               and accordingly acknowledges that SIFA will be automatically dissolved without any liquidation being required as of the Effective Date.

Twenty-eighth resolution (Capital decrease not due to losses and merger premium) – Having reviewed the report of the Board of Directors and the report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and as a result of the adoption of the foregoing resolution:

(i)                                                     records that the assets contributed by SIFA pursuant to the merger referred to in the foregoing resolution is composed of 7,215,373 shares of the Company that the latter does not intend to retain;

(ii)                                                  resolves that these shares will be cancelled immediately after the Effective Date of the merger referred to in the foregoing resolution and, accordingly, that the share capital will be reduced by 22,367,656.30 euros corresponding to the par value of these shares, decreasing it from 312,751,569.30 euros to 290,383,913 euros; as the amount of the share capital and the number of shares composing such share capital, after final completion of the merger transaction referred to in the foregoing resolution and of the share capital reduction referred to in this resolution, are exactly the same as those that existed before completion of these transactions, no amendment will be made to Article 6 “Share capital” of the by-laws;

(iii)                                               resolves to offset against the Post Capital Increase Merger Premium (determined by the Board of Directors of the Company as described under paragraph V of the foregoing resolution) an amount corresponding to the difference between the final contribution value on the Effective Date and the par value of the 7,215,373 shares of the Company which shall be cancelled i.e. 22,367,656.30 euros thus reducing the merger premium to 0;

(iv)                                              grants full powers to the Board of Directors in order to allocate the balance of the merger premium in accordance with the applicable regulations.

Twenty-ninth resolution (Powers to carry out the necessary formalities) –  The General Meeting grants full powers to the bearer of a copy or an excerpt of the minutes of this meeting to carry out, everywhere they may be required, any legal formalities for the purposes of registration or for publication or otherwise, as required.

All shareholders, regardless of the number of shares that they hold, shall be entitled to take part in the deliberations of this General Meeting or to be represented at such General Meeting by their spouse or another shareholder.

In order to be able to attend, vote by mail or be represented at the above-mentioned General Meeting, the holders of registered shares must have been registered in an account held by the Company for at least five days prior to the date set for the meeting; the holders of bearer shares must ask the authorised financial intermediary with whom their securities are entered in an account for an account recording certificate (“certificat d’inscription en compte”) stating that these securities are unavailable up until the date of the General Meeting. The certificate must be sent to or deposited by the financial intermediaries with Société Générale at the latest five days prior to the date set for the meeting.

In order to be able to vote by mail or by proxy, the holders of shares must, where applicable, request mail voting forms or proxy forms by a letter sent to the Company’s registered office or to Société Générale, service des assemblées, 32, rue du Champ-de-Tir, BP 81236, 44312 Nantes Cedex 3, or to the intermediary with whom their shares are entered in an account so that the request is received six days at the latest prior to the date of the General Meeting.

Votes by mail or by proxy will only be taken into account in the case of forms which have been duly completed, and have been received at the Company’s registered offices or at Société Générale at least three days prior to the General Meeting together with an account recording certificate as far as the holders of bearer shares are concerned.

It is reminded that, in accordance with Article 136 of French Decree No. 67-236 of 23 March 1967, any shareholder who has complied with any of the above formalities may nevertheless sell all or part of his shareholding during the minimum registration period for registered shares or the unavailability period with regard to bearer shares by informing the authorised account holder of the cancellation of this registration or of the unavailability period up to 3.00 p.m. Paris time on the day before the General Meeting, provided that, if the shareholder has already requested an admission card or already cast a distance vote or sent a proxy, such shareholder provides the authorised account holder with the information required in order to cancel the vote or to change the number of shares and votes corresponding to his vote.

Attendance and voting by videoconference or by a telecommunications method have not been authorised with regard to this General Meeting. No site as referred to in Article 119 of French Decree No. 67-236 of 23 March 1967 will be set up for this purpose.

Requests for insertion of draft resolutions made by shareholders that meet the conditions provided for in Article 128 of French Decree No. 67-236 of 23 March 1967 must be sent, in accordance with the legal provisions, to the Company’s registered office by registered letter with acknowledgement of receipt requested, within a period of ten days from the date of publication of this notice.

The Board of Directors.

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